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WASHINGTON NATIONAL CORPORATION
EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

Primary and Fully Diluted
(000s Omitted Except Per Share Amounts)

                                                       Six Months Ended         Three Months Ended
                                                           June 30,                  June 30,
                                                       1995       1994          1995         1994
Primary
Average Shares:
  Average common shares outstanding                    12,180     12,134        12,188       12,140
  Assumed exercise of stock options                        65         88            66           82
Total Average Shares                                   12,245     12,222        12,254       12,222

Net Income Available to Common Shareholders:
  Income before Preferred Stock dividend
    requirement                                       $16,187    $15,455       $ 8,897      $ 8,421
  Preferred Stock dividend requirement                   (181)      (181)          (90)         (90)

Net Income Available to Common Shareholders           $16,006    $15,274       $ 8,807      $ 8,331

Primary Earnings Per Share                              $1.31      $1.25         $0.72        $0.68

Fully Diluted
Average Shares:
  Average common shares outstanding                    12,180     12,134        12,188       12,140
  Assumed conversion of preferred stock                   271        271           271          271
  Assumed exercise of stock options                        79         88            79           82
Total Average Shares                                   12,530     12,493        12,538       12,493

Net Income Available to Common Shareholders           $16,187    $15,455       $ 8,897      $ 8,421

Fully Diluted Earnings Per Share                        $1.29      $1.24         $0.71        $0.67


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